

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Chris Showalter
Chief Executive Officer
Lifezone Metals Limited
Commerce House
1 Bowring Road
Ramsey, Isle of Man, IM8 2LQ

> **Re: Lifezone Metals Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 11, 2023**
> **File No. 333-272865**

Dear Chris Showalter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. Disclose the exercise price of the warrants compared to the market price of the underlying ordinary shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Risk Factors
Risks Related to Ownership of Lifezone Metals Securities
The securities being offered in this prospectus represent a substantial percentage of our outstanding Lifezone Metals Ordinary Shares..., page 81

2. Please expand your risk factor to disclose the purchase price of all securities being registered for resale. Also disclose that while certain stockholders, including sponsor, may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Lastly, disclose the potential profit the selling securityholders will earn based on the current trading price.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
Consummation of the Business Combination, page 174

3. Please revise your disclosure here to include the number of redemptions of GoGreen ordinary shares. Please also expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

LHL
F. Liquidity and Capital Resources, page 191

4. We note your disclosure that "LHL will need additional capital in the future (beyond the next 12 months) to fund LHL's operations and project developments" and that you "intend to finance [y]our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination, including proceeds raised from the PIPE Financing and the funds released from the Trust Account after giving effect to any redemptions." In light of the significant number of redemptions and the unlikelihood you will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alyssa Caples